Exhibit 1.1

Dear Shareholder

We are pleased to inform you that the extraordinary general meeting in Joe & The Juice Holding A/S was successfully completed on 16 February 2021 and that the proposals put forward by the board of directors including the proposal to increase the share capital were adopted with the approval of all voting shareholders.

The share capital increase has now been registered with the Danish Business Authority, please see attached, and all shares subscribed as part of the share capital increase have been duly issued.

For the sake of the American investors only we attach the legend as it is required by applicable law.

Kind regards

Mischa Bøgelund Jahn

Mischa Bøgelund Jahn

Junior Associate